TROY & GOULD PC
1801 Century Park East Suite 1600
Los Angeles, California 90067-2367
Tel (310) 553-4441 Fax (310) 201-4746
www.troygould.com

File No. 2311-4
February 8, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed January 19, 2007
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated February 2, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. We have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 3 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience.
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 3 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates and supplements some of the information contained in the previous amended preliminary Proxy Statement. In General Finance’s view, none of the updated or supplemented information reflects a material change from the information in the previous amended preliminary Proxy Statement.
     Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the

Mr. John Reynolds
February 8, 2007

Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
     We have indicated in response to some of the Staff’s comments that General Finance believes no change in disclosure is appropriate, and stated the basis for its belief. We understand these Staff comments may be withdrawn or modified based on the additional explanation or information provided by General Finance.
General
1.	We note that the aggregate consideration has been increased to $90.4 million. Please revise the payment of the filing fee in light of this increase. We direct your attention to Exchange Act Rule 0-11(a)(3).

We have updated the references to the maximum aggregate transaction value and total fee paid on the cover page of Amendment No. 3 to Schedule 14A, and General Finance has paid the additional filing fee owing of $321.

2.	We reissue comment two from our letter dated January 12, 2007. We continue to note a number of blank spaces throughout the proxy statement. For example, we note the blanks when referring to page numbers in the summary term sheet and the number of record holders. Please fill in this information that can currently be obtained and then update as necessary.

We have filled in the missing page numbers and other missing information. Please note that, since the record date has not yet arrived, General Finance is unable to furnish the number of record owners as of that date. We will do so, however, in the final amendment to the Schedule 14A. It is our experience that this is quite customary. We also will update all page and other references in subsequent filings as necessary.
Letter to Stockholders
3.	Clarify the estimated cash payable based upon both the consideration adjustments and the net debt as of the most recent practicable date, but no later than the most recent financial statements. Clarify the reference to “consideration adjustments.” In addition, provide an estimate of the number of shares to be issued as the $1.6 million consideration to be paid to one RWA shareholder.

We clarified the estimated cash payable based upon both the consideration adjustments and the net debt as of September 30, 2006, the date of the most recent

Mr. John Reynolds
February 8, 2007

financial statements of Royal Wolf. We have also clarified the reference to “consideration adjustments” and have provided an estimate of the number of shares to be issued as the $1.6 million consideration to be paid to one of the RWA shareholders. See the first page of the letter to stockholders and page 3.

4.	We note that the conversion price is currently greater than the market price. Provide clear disclosure to investors regarding this fact and the resultant risk, i.e. investors electing conversion may obtain a greater cash amount than if they sell in the market. In addition, when comparing the conversion rate and the market price, simply disclose the market price of the common stock.

We have added to the letter to stockholders and elsewhere in the Proxy Statement (see, e.g., pages xiv, 7, 25, 30 and 67) the disclosure to the effect that stockholders may be able to realize more from a conversion than a sale of their shares. We also have deleted the previous references to market prices of units and warrants, as requested.
Questions and Answers About the Acquisition and the Special Meeting, page ii
5.	We reissue comment seven from our letter dated January 12, 2007. Please discuss in greater detail your “acquisition strategy.” Provide clear disclosure throughout the proxy statement and briefly summarize in this section. We also note the statement that “General Finance has no present understandings, arrangements or commitments regarding any other acquisitions. Clarify whether you have had any contacts, discussions, negotiations, preliminary or otherwise, with respect to any future acquisitions — including any contacts or discussions commenced as part of your search for this initial business combination. We may have further comment.

We have clarified the reference to General Finance’s business strategy, which has not changed since its IPO. Please be aware that the management of General Finance has been focused primarily on accomplishing the Royal Wolf acquisition since, until it completes its initial business combination, it can engage in no business or operations. General Finance, therefore, has not yet developed a business strategy beyond continuing to implement Royal Wolf’s own business plan and considering how Royal Wolf may serve as General Finance’s platform company for possible future expansion into other geographic markets as described in the proxy statement. We also have clarified the nature of General Finance’s contacts regarding any possible future acquisitions, including those initiated as part of General Finance’s search for its initial business combination. We also have reiterated the representation from General Finance’s prospectus relating to its IPO that General

Mr. John Reynolds
February 8, 2007

Finance had no specific business combination under consideration and had not contacted any prospective target business or had any discussions, directly or indirectly, in this regard prior to completion of its IPO April 5, 2006.

6.	We note the requirement for investors to provide their certificates to the transfer agent prior to the meeting and vote and that investors provide a certification to the transfer agent. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. In addition, explain the reason for requiring this before the meeting, when there is no guarantee that conversion will occur, and explain the basis for making this a requirement of conversion. Clarify the amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms. We will have further comment.

We have added additional disclosures, including a new Q and A on page xii, regarding the reasons for the certification process, which apply only to stockholders whose shares are held in street name. See pages xiii and 31.

General Finance is asking converting stockholders to have their shares certificated and to present their share certificates to the transfer agent in order be able to match the stockholders who vote against the acquisition proposal with those electing also to have their shares converted. Stockholders are entitled to vote against the acquisition proposal without electing to convert their shares. General Finance is informed by its transfer agent that there has been considerable confusion among stockholders of other special purpose acquisition companies in seeking to exercise their conversion rights. According to the transfer agent, in some cases these other companies received many more votes cast against the proposal (as many as 100,000 shares) than there were conversion elections. Where the shares were held in street name, there was no means of readily confirming which of the stockholders who voted against had properly exercised their conversion rights. The problem was compounded by the fact that shares held in street name may have been transferred prior to the vote with respect to the transaction. General Finance is aware that other issuers, including Federal Services Acquisition Corp. and Fortress American Acquisition Corp., have recently employed this same certification procedure in order to seek to avoid these problems in implementing the conversion of shares by objecting stockholders.

The amount of time between the date of mailing of the proxy statement stated in the Notice of Meeting set forth in the Proxy Statement and the deadline for tendering share certificates is clearly delineated. It will be approximately 30 days, assuming a

Mr. John Reynolds
February 8, 2007

mailing date of February 21 and a meeting date of March 21, but the actual amount of time will depend upon when the Proxy Statement is cleared for mailing. General Finance would prefer to allow stockholders as much time as possible between mailing and the deadline for submitting conversion elections, but it has no flexibility to postpone the meeting date in light of the March 26, 2007 deadline under the acquisition agreement for obtaining stockholder approval.

We have added a disclosure that stockholders whose shares are held in “street name” must act promptly or they may not be able to accomplish these additional conversion procedures. See pages xiii and 31.

As explained above, the new conversion requirements to have shares certificated and to tender the share certificates before the special meeting of stockholders are intended to improve the conversion election process. Without this, or some other measure, General Finance may be unable to identify the stockholders who are legitimately entitled to the conversion amount. It also is possible that, without these procedures, General Finance may not be able to determine whether the Royal Wolf acquisition has been validly approved. We note that, as reported on the front page of the Wall Street Journal on January 26, 2007, issuers other than special purpose acquisition companies have experienced problems associated with voting of borrowed shares. Although avoiding these problems was not the reason for requiring these new conversion procedures, they may also serve to alleviate these sorts of problems.

We take it that the Staff’s comment that it “will have further comments,” was intended to read “may have further comments.”

7.	Clarify whether there is any cost associated with tendering the physical shares or other requirements to elect conversion. For example, is there a cost associated with converting shares held in street name into physical shares. We may have further comment,

We are told that the transfer agent for General Finance normally charges a customary fee of approximately $35 to brokers and other custodians for reissuing “street name” shares in the name of the stockholder. General Finance does not know if this charge is passed on to the stockholder. In light of the Staff’s comment, we have disclosed that there may be a charge associated with following these conversion procedures, and that stockholders should consult their brokers. See pages xiii and 31.

Mr. John Reynolds
February 8, 2007

8.	We note that these additional steps to conversion were not set forth in the Form S-1. Please explain how these additional steps to conversion are consistent with the disclosure set forth in the Form S-1.

See our response to comment 6 regarding the reason for this additional step, which is needed in order for General Finance to effectively implement the conversion process described in more general terms in the S-1. We believe that this procedure is consistent with disclosure in the S-1, which states as follows:
Public stockholders voting against a business combination and who follow certain procedures will be entitled to convert their stock into a pro rata share of the trust account, including a pro rata share of the contingent underwriting discount and a pro rata share of any interest earned (net of taxes) on the trust account, if the business combination is approved and completed. We will give our public stockholders reasonable advance notice of these procedures, which will include instructions for the return of their stock, information regarding the mechanics of the distribution of funds from the trust account and other procedures intended solely to facilitate an orderly conversion of the shares held by public stockholders seeking conversion. (Emphasis added)
Not all of the details regarding the conversion election were contained in the S-1, just as the details of how to vote shares were not contained in the S-1. This is due mainly to the different disclosure requirements of Schedule 14A and Form S-1. We believe, however, that these additional conversion procedures for stockholders whose shares are held in “street name” are consistent with the undertaking in the S-1 highlighted above, which specifically contemplated that there would be “reasonable advance notice,” future “instructions” and “other procedures” in this regard.

Mr. John Reynolds
February 8, 2007

Summary of the Proxy Statement, page l
9.	We note that the aggregate consideration will be reduced by the costs and expenses of any acquisitions completed by Royal Wolf prior to closing. Please clarify whether there have been any such acquisitions or whether it is known or probable that any such acquisitions will or may occur prior to closing. We may have further comment.

We have clarified that there have been no acquisitions made since the definitive agreement was signed and that we do not expect any acquisitions to occur prior to closing. See pages v and 3.

10.	We note the consideration adjustment based upon the level of Royal Wolf’s consolidated working capital, etc. Please explain in greater detail how these adjustments will be calculated.

We have explained in greater detail how the consideration adjustments are calculated. See page 3.
Interests of Our Directors and Officers in the Acquisition, page 7
11.	We note your response to comment nine of our letter dated January 12, 2007. The risk factor regarding officer and director compensation is separate from the risk regarding director and officer ownership of common stock. Please add a separate risk factor for the compensation issue.

We have added a separate risk factor in this regard. See page 25.
Risk Factors, page 18
12.	Please explain the qualification that “generally speaking” the directors would have a fiduciary duty to seek indemnification. In addition, provide a more detailed discussion of when indemnification would not be sought and also explain the reference to “in the best interests of’ the company and stockholders. We note similar disclosure on page 64.

We previously used the qualification “generally speaking” to allude to the possibility that there could be circumstances in which the board of directors might choose not to pursue Mr. Valenta; for example, if Mr. Valenta had no financial ability at the time to indemnify General Finance and pursuing him would be futile and costly. General Finance does not expect these extenuating circumstances to exist, and in light of the Staff’s comment we have deleted the phrase. It is not feasible, however,

Mr. John Reynolds
February 8, 2007

for General Finance to disclose details regarding a theoretical future decision by its board regarding indemnification.

We believe that the reference to “in the best interests of” General Finance and its stockholders is common usage for describing the legal duties of directors generally. In light, however, of the Staff’s comment, we have revised this disclosure to indicate that the board of directors would have a duty to seek indemnification. See pages 26 and 68.

13.	We note your response to comment 10 of our letter dated January 12, 2007. Please tell us when the claims of stockholder would come before the claims of creditors and third parties.

We did not mean to suggest in our response to your prior comment that claims of stockholders would come before those of creditors and third parties, which they would not. What we were referring to in our previous response is that, under Delaware corporation law, there are limits to the ability of a creditor to pursue stockholders for a return of liquidating distributions. Stockholders are not strictly liable to return distributions just because a creditor comes out of the woodwork, so to speak. In response to this comment, we have re-reviewed the Proxy Statement disclosures in this regard, and believe that they are materially accurate and complete.

14.	We note the removal from the last risk factor on page 25 of the statement that “we are not aware of any significant weaknesses in internal controls and procedures.” Please add back this disclosure or add disclosure regarding any known weaknesses in internal controls and procedures.

General Finance is, in fact, not aware of any significant weaknesses in internal controls and procedures and we have added back that disclosure. We have retained the disclosure regarding the possibility that such weaknesses may exist. See page 27.
Consideration of the Acquisition, page 32
15.	We reissue comment 11 of our letter dated January 12, 2007. Clarify whether you were contacted, directly or indirectly, by any entities prior to the completion of the IPO regarding potential target businesses, including RWA. Your current response simply indicates that none of the target companies or its principals contacted the company.

We have clarified that General Finance began making contacts, and receiving unsolicited contacts, only upon completion of its IPO on April 5, 2006. We also have

Mr. John Reynolds
February 8, 2007

clarified that General Finance has no contacts, directly or indirectly, with RWA prior to April 11, 2006, approximately one week later. As noted, there were contacts by General Finance with any third parties prior to completion of its IPO. See pages 33 and 34.

16.	In addition, we note the removal of the disclosure that you contacted or were contacted by private equity firms, consulting firms, legal and accounting firms. Please explain the removal of such disclosure or revise this section accordingly. Provide a more detailed discussion of these activities. Clarify when you were initially contacted or when you initially contacted the entities used in the search for a target business.

We have revised this section to identify some of the investment banks and private equity firms that contacted General Finance, and have included a more detailed discussion of these activities. We have also clarified that General Finance made no contacts, and had no contacts with any third parties in its search for a target business prior to completion of its IPO. See pages 33 and 34.

17.	We reissue comment 13 of our letter dated January 12, 2007. Provide clear disclosure as to whether any steps, preliminary or otherwise, were taken prior to the IPO.

As disclosed on page 33, there were no steps taken, directly or indirectly, prior to the completion of General Finance’s IPO.

18.	We reissue comment 14 of our letter dated January 12, 2007. Name the industry contact that informed Mr. Baxter of the completion of the IPO. Clarify whether there is/was any relationship between the industry contact and General Finance, its officers, directors or affiliates, directly or indirectly. Clarify how this industry contact was aware that Mr. Baxter and RWA would be interested in merging with a SPAC. We may have further comment.

We have specifically identified the industry contact on page 34. We also have disclosed that there is no relationship between this individual and General Finance or its officers, directors and affiliates.

To General Finance’s knowledge, Mr. Skinner was not aware that Mr. Baxter or RWA would be interested in merging with a SPAC. In fact, we have clarified on page 34 that Mr. Baxter told Mr. Valenta in their initial conversation on April 11, 2006 that RWA was not interested in being acquired, since it was still executing its business plan to expand. As disclosed, it was Mr. Valenta, himself, who became interested in

Mr. John Reynolds
February 8, 2007

possibly acquiring Royal Wolf. It also was Mr. Valenta who was able in a number of telephone calls over several weeks after April 11, 2006 to persuade Mr. Baxter and Royal Wolf to enter into a confidentiality agreement so they could share confidential information with General Finance. We note that, as disclosed on pages 33 and 34, General Finance entered into confidentiality agreements with 19 parties other than Royal Wolf, performed due diligence on each of these parties, and provided written indications of interest to three other potential targets. We also note that it was nearly five months later that the parties were able to negotiate an acquisition agreement. See page 36. We believe it should be clear to this reader that Royal Wolf was identified as the target for General Finance’s initial business combination only after General Finance completed its IPO and conducted an active search process.

19.	We reissue comment 15 of our letter dated January 12, 2007. Clarify when Mr. Baxter initially became aware of General Finance, how he became aware of General Finance, and clearly state all actions, preliminary or otherwise, taken by Mr. Baxter prior to April 11, 2006.

We have disclosed that Mr. Baxter became aware of our IPO in or about March 2006. We have added the statement that no actions, preliminary or otherwise, were taken by Mr. Baxter regarding a possible transaction with General Finance prior to his unsolicited phone call to Mr. Valenta on April 11, 2006. See page 34.

20.	We reissue comment 16 of our letter dated January 12, 2007. Provide a detailed discussion of all the steps taken by General Finance and the timing of such actions in your search for a target business.

We have provided additional details in this regard, and the current discussion sets forth all steps taken by General Finance and the timing of such actions in its search for a target business. We have also clarified that General Finance did not engage an investment banker to conduct a formal search for a target acquisition. See pages 33 and 34.

21.	We partially reissue comment 17 of our letter dated January 12, 2007. Clarify whether there were any indirect contacts or communications between General Finance and RWA — including through third parties or contacts of the parties prior to April 11, 2006.

We have clarified that General Finance had no indirect contacts or communications with RWA, including through third parties or contacts of the parties, prior to April 11, 2006. See page 34.
Our Board of Directors’ Reasons for the Approval of the Acquisition, page 35
22.	We reissue comment 21 of our letter dated January 12, 2007. Please provide the basis for your belief in greater profitability as revenues expand or remove. We continue to note the net losses of 2005 and 2006. If such information is retained in the disclosure, provide clear disclosure regarding the most recent net losses and that there is no guarantee an

Mr. John Reynolds
February 8, 2007

increase in gross profits will result in net income. Also, add disclosure regarding the decline in gross margin for the year ended June 30, 2006. Explain the reference to the “current run rate of revenues.” In addition, provide the basis for the statement that you “are on plan to achieve the summary projections that RWA management provided” to General Finance or remove.

We have added a reference to the percentage gross margin decline in 2006, referenced the absolute dollar increase in gross profit, deleted the reference to economies of scale driving profitability, and substituted the reference to year-to-date financial results for “current run rate of revenues.” We also have clarified that the year-to-date financial results are the basis for management’s belief that Royal Wolf is “on plan” to achieve the summary projections. See bottom of page 37 and top of page 38.

23.	We reissue comment 22 of our letter dated January 12, 2007. Provide a more detailed discussion of the consideration given to the negative factors presented on page 37.

We have revised the discussion of consideration given to negative factors. See page 39. We respectfully submit that this is a complete and accurate description of the General Finance board’s deliberations in this regard, and there is no further information that can be added that would be consistent with the actual deliberations of the board of directors. In order to clarify this, we have disclosed on page 39 that the General Finance board did not consider other possible negative factors, or consider these particular negative factors in greater detail than is disclosed.

24.	Please explain the reference to Mr. Valenta’s background of building a geographically diverse business in discussing the negative factors or remove. This does not appear to be relevant to the discussion of General Finance.

We have removed the reference to Mr. Valenta’s background. See page 39.
Valuation Analyses, page 39
25.	We note the projected revenue growth of 38.7%. Please clarify the period for which this revenue growth was projected, one year, five years, ten years, etc. In addition, provide the basis for this projection.

We have clarified that the period for which this revenue growth was projected is fiscal 2007 compared to fiscal 2006 only. We also have provided the basis for management’s projection regarding this revenue growth. See page 40.

Mr. John Reynolds
February 8, 2007

26.	We note your reference in your response to prior comment 24 of our letter dated January 12, 2007 to the definition of Enterprise Value following the table on page 40.

We are unable to locate the definition of enterprise value. Please provide a specific definition of enterprise value and explain the role of the enterprise value in determining the valuation.

The definition of enterprise value now appears on page 41. We have clarified that enterprise value for purposes of the board’s discussion of RWA is equal to aggregate consideration of $85 million at the time of the board meeting, before adjustments or penalties.

27.	We reissue comment 24 of our letter dated January 12, 2007. We continue to note the statement that management believes the projected 2007 financial information is more representative than 2005 or 2006 financial information. Please provide the basis for this statement and explain how these projections were determined and the basis for the projections. We may have further comment.

We have reiterated in the table on page 40 the basis for the statement that management believes the projected 2007 financial information is more representative than 2005 or 2006 financial information. We have also explained how these projections were determined by management of General Finance and the basis for the projections. See pages 40 and 41.

28.	We reissue comment 25 of our letter dated January 12, 2007. Provide a clear understanding as to how each valuation was determined and provide a summary of the specific projections used in each valuation. For example, discuss the net cash flows, any projected growth rate used, etc. In addition, clarify the discount rate used and how this was determined.

We have sought to clarify how each valuation was determined. Projections beyond 2007 were used in only one valuation method, the discounted cash flow method. We have clarified the discount rate used and how this was determined. We also have added the new table on page 42 disclosing the key assumptions regarding revenue growth rate and gross margin used by our management for years 2007 through 2010 in reaching this terminal EBITDA figure disclosed at the top of page 43.

We have reviewed numerous proxy statements filed by SPACs and other acquiring companies, including Stone Arcade (KapStone Paper) which also did not utilize a fairness advisor. Our review indicates that projected future revenues or other

Mr. John Reynolds
February 8, 2007

specific income statement items, growth rates, and underlying assumptions are not contained in these proxy statements.

In our experience, where issuers use fairness advisors, they are not asked to disclose the actual underlying projections used in their fairness analyses, but only the range of values derived. It also would be highly unusual for a pubic reporting company such as General Finance to disclose internal projections, because such projections are inherently subjective and subject to numerous variables, including factors beyond the company’s control, and because it is likely that actual results will not be the same as projected. Moreover, when actual future results are announced, the company can be criticized either for being too conservative or too optimistic in its projections, so it risks antagonizing either the sell side or the buy side of the investor market. We respectfully submit that the discussion on pages 33 through 46 is a complete, fair and accurate discussion of the actual evaluation performed by the General Finance management, and is more detailed in its discussion of financial projections than is typical of proxy statements of other acquiring issuers, including other SPACs.

29.	Please explain the supplemental response to prior comment 26 of our letter dated January 12, 2007. The comparable companies are all listed on Nasdaq NMS. They do not appear to be private companies. Therefore, please provide the information requested in our prior comment. Also, provide this information for the comparable transaction when the companies are public. In addition, clarify which companies of the comparable transactions are private companies and explain the inclusion as a comparable transaction when you could not compare key elements of the transaction. We may have further comment.

We seem to have confused matters here by our previous response, for which we apologize. All of the companies in the comparable companies analysis are public, as disclosed on page 43. All of the transactions in the comparable transactions analysis are private transactions, although two of the buyers in those transactions were public companies. We have clarified this on page 45. We also have clarified that management did not compare either these comparable companies or comparable transactions based upon profitability or asset size. See pages 43 and 45.

Mr. John Reynolds
February 8, 2007

30.	We note that the comparable companies analysis and the comparable transactions analysis provide for valuation ranges that appear to be less than 80% of the amount held in trust. Consider adding a risk factor discussing the fact that some of the valuation analyses utilized by management resulted in a valuation not necessarily equal to the 80% test and discuss the resultant risks. Also add clear disclosure to this section. We may have further comment.

We have added additional disclosures regarding the range of values indicated by these valuation methods, as well as a risk factor in this regard. See pages 44, 46 and 23, respectively.
Satisfaction of 80% Test, page 44
31.	We reissue comment 28 of our letter dated January 12, 2007. We continue to note your statement that you did not make a determination as to the fairness of this transaction to shareholders from a financial point of view. Please provide clear disclosure throughout the proxy statement. This would include the letter to shareholders, Q&A section, Summary, etc. Add a risk factor.

We misunderstood the Staff’s prior comment, which we had interpreted as pertaining to the fact that no fairness opinion was obtained by General Finance.

The determination of General Finance’s board of directors that the acquisition is in the best interest of the stockholders subsumes the board’s belief that the acquisition also is fair to the stockholders, and we have revised this disclosure accordingly. The more narrow determination that the acquisition is fair, from a financial point of view, is what would be expected of a fairness advisor, which was not employed by General Finance. The new disclosure appears in the letter to stockholders, page vii (the “Q&A section”), page 5 (the “Summary”), and page 46.
The Acquisition Agreement, page 45
32.	Please provide us supplementally with all the schedules, exhibits, appendices, etc. to the merger agreement and any amendments to the merger agreement. We may have further comment.

The only amendment to the acquisition agreement, known as a Deed of Variance, is set forth as part of Annex A to the Proxy Statement. We are enclosing supplementally the letter, dated 8 September 2006, that served as the sellers’ disclosure schedule, which is in the form customarily used in Australia. There are no other schedules, exhibits, appendices, etc.

Mr. John Reynolds
February 8, 2007

33.	We reissue comment 29 of our letter dated January 12, 2007. Provide clear disclosure in this section of all of the material terms of the acquisition agreement. Please ensure the discussions requested in the prior comment are added to this section.

We have added additional disclosures regarding the provisions or other attributes of the acquisition agreement referred to in the “Summary” section. We believe that all of the material terms of the acquisition agreement have been set forth in this section.
Consulting and Employment Agreements, page 49
34.	Please disclose the material terms, including termination provisions, of the employment agreement with Mr. Barrantes here and elsewhere in the document as appropriate. Please supplementally provide all employment and consulting agreements that are part of the merger agreement.

We have disclosed the material terms, including termination provisions, of the employment agreement with Mr. Barrantes on page 91 in the “Directors And Management Following The Acquisition – Employment Agreements” section of the proxy statement. The employment agreements disclosed in this section, “Acquisition Agreements – Consulting and Employment Agreements” relate to Royal Wolf personnel only.

We have supplementally included the consulting agreement for Michael Baxter and the employment agreements for Robert Allan, James Warren and Peter McCann. The employment agreement with Mr. Barrantes was included in our Form 8-K filing of September 11, 2006.
Other Information About Us, page 62
35.	Provide a more detailed discussion of the actual expenses the company has incurred since the IPO. Clarify the material terms of the line of credit provided by Mr. Valenta.

We have added a description of the nature of the expenses incurred since General Finance’s IPO. See page 66. We also have added a discussion of the material terms of the line of credit. See page 66.

Mr. John Reynolds
February 8, 2007

36.	Clarify the current amount that has been borrowed pursuant to the line of credit as of the most recent practicable date.

We have disclosed the amounts owing by General Finance and the amounts outstanding and available under the line of credit as of December 31, 2007. See page 66.

37.	We reissue comment 35 of our letter dated January 12, 2007. Provide a detailed discussion of the amounts currently owed by the company. Clarify the amount owed, the party to whom the amount is owed, and whether such amount would be covered by the indemnification agreement. Clarify whether any of the potential amounts owing would not be covered by the indemnification agreement.

We have disclosed the total amounts owing by General Finance as of December 31, 2006 to vendors that have agreed to waive their rights to make claims against the amount in our trust account and to vendors who have not waived such rights. We also have confirmed that there is availability under the line of credit from Mr. Valenta to pay all amounts owed to all creditors. We also have clarified that all amounts owed, as well as all amounts that are expected to become owing prior to the completion of the acquisition, are or will be covered by Mr. Valenta’s indemnification agreement. See pages 26 and 68.

38.	We note your response to comments 35 through 37 of our letter dated January 12, 2007. Please tell us when the directors would not have a fiduciary obligation to seek indemnification from Mr. Valenta. Provide a more detailed discussion as to how the “best interests of General Finance and its stockholders” will be determined. Lastly, explain the reference to “generally speaking” as a qualifier to the fiduciary obligation. We may have further comment.

Please see our response to Comment 12. It is not feasible to provide details about how the directors of General Finance might deliberate regarding a hypothetical future matter. We have, however, removed the phrase, “generally speaking,” and have affirmatively stated that the directors would have a fiduciary obligation to seek indemnification from Mr. Valenta. See page 68.

Mr. John Reynolds
February 8, 2007

39.	We note that the company has not obtained any waivers. We note that in the Form S-l the company indicated in the risk factors section that it would seek waivers from all entities and set forth the considerations if it was unable to obtain a waiver. Please explain whether the company complied with the procedures set forth in the Form S-I and if so, why no waivers were obtained. We may have further comment.

Our prior response was mistaken. It was intended to indicate that there are no claims of creditors that are not covered by Mr. Valenta’s indemnity, which we now realize was a separate comment from the Staff.

General Finance has, in fact, obtained waivers from its principal vendors, Troy & Gould Professional Corporation, and Grobstein Horwath & Company, LLP, copies of which are provided supplementally with this letter. It also has complied with its undertaking contained in the S-1 by seeking waivers from its other vendors, but other vendors have not been willing to provide such waivers. We have revised the Proxy Statement accordingly. See pages 26 and 68. As indicated on pages 26 and 68, General Finance has availability under its line of credit to pay all of its vendors, and all claims of General Finance’s creditors are covered by Mr. Valenta’s indemnification agreement. General Finance is relying upon Mr. Valenta’s line of credit and indemnity to protect the trust account from claims of any creditors who have not waived their rights to proceed against the trust account. Please note in this regard that Mr. Valenta recently agreed to increase his line of credit from $1,750,000 to $2,000,000.
Portable Storage Container Market, page 68
40.	We note that the information from this market was from 2001. Please clarify whether there have been any changes to the market since this time that would be adverse to the information provided.

We have clarified that management does not believe that there are changes to the market that would adversely affect the information provided. See page 71.

41.	We reissue comment 41 of our letter dated January 12, 2007. Provide the basis for your analysis of the Australian portable container market, For example, explain how you arrived at the informal estimates and the utilization rates.

We disclosed on page 72 that this information is based upon management’s observations of the factors described, including an assumed 75% industry-wide

Mr. John Reynolds
February 8, 2007

container utilization rate of 75%. We have disclosed management’s basis for using this rate, which is the principal estimate used in this informal analysis.

42.	We reissue comment 42 of our letter dated January 12, 2007. Provide a detailed discussion of competition, as required by Item 101 (c)(x) of Regulation S-K. This would include additional information for each of your principal products or services or classes of products or services.

We have disclosed in the proxy statement under each product category that the market is fragmented, mostly made up of private companies with little or no public information available and the public company competitors product entries are small and non-reportable pieces within their organizations. See bottom of Page 72. We have also provided tables showing the major competitors and their geographic footprint and number of locations. See pages 73 and 74.
Product Procurement, page 73
43.	We reissue comment 43 of our letter dated January 12, 2007. Please explain your reference to no long-term agreements. Even if an agreement is not a long term agreement, if it is with a material supplier it may still be material. Disclose the material terms of the agreements with your material suppliers. Also, provide us supplementally with these agreements and confirm supplementally your understanding that they are material agreements that should be filed as exhibits immediately after the completion of the business combination. Lastly, add a separate risk factor in light of the large percent of your container supply being obtained from these few suppliers.

We have clarified that Royal Wolf is on a purchase-order basis only with its suppliers. There are no contracts to disclose. We also have clarified this in the risk factor relating to Royal Wolf’s supply arrangements. See pages 22 and 77.
Trademarks, page 74
44.	We reissue comment 44 of our letter dated January 12, 2007. Provide the agreement supplementally and supplementally advise your understanding that this is a material agreement that will be filed immediately after the business combination.

We have supplementally provided the trademark License Agreement, and General Finance undertakes to file the License Agreement as a material contract immediately after the Royal Wolf acquisition, assuming it is completed.

Mr. John Reynolds
February 8, 2007

MD&A, page 75
45.	We reissue comment 45 of our letter dated January 12, 2007. Provide a narrative discussion of the reasons for the changes in the selling, general and administrative expenses. For example, rather than simply stating the amount of the increase attributable to manpower, explain why this increase occurred.

We have provided a narrative discussion of the reasons for changes in selling, general and administrative expenses. See pages 82 and 84.

46.	We reissue comment 47 of our letter dated January 12, 2007. Disclose the material terms of the various sources of funding. This would include naming the parties providing the funding, the terms of the agreements, any covenants, etc. Also, when referring to “prevailing market rates” explain how this rate is determined. Lastly, we note that the balance overdraft was more than the amount allowed as of June 30. 2006. Please explain. We may have further comment.

We have expanded the disclosure to include the names of the parties providing the funding and how the “prevailing market rate” on the bank overdraft is determined. The amount of the bank overdraft was not more that the amount allowed. We have revised the amount allowed to appropriately agree with that disclosed on page F-32. See pages 85 and 87.

47.	Clarify whether any of the debt will have to be re-negotiated or whether you need the approval or consent of any of the entities providing funding to the company as a result of the business combination.

We have clarified that General Finance will require ANZ’s conent to maintain its credit facilities as part of the business combination, and that ANZ has indicated its willingness to maintain its credit facilities. See page 89.
Beneficial Ownership of Securities, page 95
48.	We reissue comment 50 of our letter dated January 12, 2007. Please disclose the control person(s) of Azimuth Opportunity Ltd. and Fir Tree Inc. We again direct your attention to Instruction 3 to Item 403 of Regulation S-K.

Item 403 requires this disclosure to the extent it is “known” to General Finance. General Finance does not know the identity of the control persons of these filers beyond the information contained in their Schedules 13G filed with respect to General Finance. An online search of the SEC’s EDGAR database reveals that

Mr. John Reynolds
February 8, 2007

other filers have reported that a Mr. Jeffrey Tennenbaum may be a control person of the Fir Tree stockholders. We have added this disclosure on page 99. We have so far been unable to locate any similar information for Azimuth Opportunities Fund, but would be willing to include such information if the Staff can direct our attention to such information.

We appreciate the Staff’s view, but we believe the table complies with Instruction 3 to Item 403 of Regulation S-1, which we construe as requiring a review of Schedules 13D filed with respect to General Finance, itself, and not other reporting companies. It is not for lack of trying, but General Finance simply has no further information to offer in this regard.
Note 11 – Investments accounted for using the equity method, page F-25
49.	We note your response to comment 51 of our letter dated January 12, 2007. Please revise the summarized financial information of Royal Wolf Hi-Tech Pty Limited in Note 11 to include the information specified in Rule 1-02(bb), including current assets, non-current assets, current liabilities and non-current liabilities. Also, please precede the table with a description to clarify it is the summarized financial information of Royal Wolf Hi-Tech Pty Limited.

We have revised the summarized financial information of Royal Wolf Hi-Tech Pty Limited in Note 11 to include the information specified in Rule 1-02 (bb), including current assets, non-current assets, current liabilities and non-current liabilities. We have also preceded the table with a description to clarify it is summarized financial information of Royal Wolf Hi-Tech Pty Limited. See page F-26.

Mr. John Reynolds
February 8, 2007

Note 17 – Employee Benefits, page F-34
50.	We note your response to comment 53 of our letter dated January 12, 2007 regarding your use of Beta as a substitute for expected volatility. Your response indicates that because the options have a zero exercise price, volatility does not have an impact on valuation. Please note that volatility, as defined in Appendix E of SFAS 123R, measures the fluctuation of the share price. It is not clear why a zero exercise price eliminates the impact of volatility in your binomial option pricing model. Please revise your option pricing model to apply expected volatility as defined in paragraph A31-A34 and Appendix E in SFAS 123R. Please note that your calculated volatility for the representative companies should be for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories.

The volatility was calculated over an appropriate period of time in the revised option pricing model. This recalculation did not change the fair value to the zero strike price of the options. In other words, there was no floor price below which the options became “out of the money.”
Australian Container Network Pty Ltd., page F-80
51.	The audit report does not reference US generally accepted auditing standards. Also, the scope paragraph of the audit report uses the language, “special purpose financial report,” and states, “we disclaim any assumption of responsibility.” Please explain the meaning of these phrases and tell us why you believe the report meets the criteria of Article 2 of Regulation S-X. Also, please include statements of cash flows, as required by Item 17 of Form 20-F.

We have commenced the process of obtaining a revised audit report and statement of cash flows for the year ended June 30, 2005. We will include them when completed in a subsequent filing.

52.	Please provide the financial statements of Australian Container Network for the latest interim period preceding the acquisition and the corresponding interim period of the preceding year, as required by Rule 3-05(b)(2)(ii) of Regulation S-X.

We have commenced the process of obtaining the unaudited financial statements of Australian Container Network for the interim nine-month periods ended and at March 31, 2006 and March 31, 2005, as required by Rule 3-05(b)(2)(ii) of Regulation S-X. We will include them when completed in a subsequent filing.

Mr. John Reynolds
February 8, 2007

     General Finance has established a special meeting date of March 21, 2007 in order to be able to satisfy the conditions to the closing of the acquisition relating to stockholder approval of the acquisition. If the acquisition is not approved by General Finance’s stockholders by March 26, 2007 (the deadline for doing so under the acquisition agreement), Royal Wolf may unilaterally terminate the acquisition agreement, in which event General Finance’s deposits will be forfeited. In light of this deadline and the financial consequences to General Finance if it is not met, we respectfully request that the Staff let us know as soon as possible if it needs any further information to complete its review of the Proxy Statement.
     All questions and comments regarding the foregoing should be addressed to me at (310) 789-1259.

Very truly yours,

/s/ Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.